Issuer Free Writing Prospectus

Filed by: United States Steel Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-165054

UNITED STATES STEEL CORPORATION

PRICING TERM SHEET

March 16, 2010

$600,000,000 7 3/8% Senior Notes due 2020

Issuer:	United States Steel Corporation

Title of Securities:	7 3/8% Senior Notes due 2020

Principal Amount:	$600,000,000

Maturity:	April 1, 2020

Coupon:	7.375%

Price:	99.125% of principal amount

Yield to maturity:	7.5%

Benchmark Treasury:	3 5/8% U.S. Treasury due February 15, 2020

Spread to Benchmark Treasury:	382 basis points (3.82%)

Benchmark Treasury Yield:	3.680%

Interest Payment Dates:	April 1 and October 1 of each year, commencing on October 1, 2010

Interest Payment Record Dates:	March 15 and September 15 of each year

Redemption Provisions:
Mandatory Redemption:	None

Optional Redemption:	Optional redemption at any time in whole, or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury yield plus 50 basis points, plus accrued interest to the redemption date.

Change of Control Repurchase Event:	If a change of control repurchase event occurs, the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to but not including the repurchase date.

Settlement:	T + 3 days; March 19, 2010

CUSIP:	912909 AF5

ISIN:	US912909AF50

Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated

Co-Lead Managers:	UBS Securities LLC Credit Suisse Securities (USA) LLC

Co-Managers:	PNC Capital Markets LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc. BNY Mellon Capital Markets, LLC RBS Securities Inc. Commerzbank Capital Markets Corp. ING Financial Markets LLC

Ratings:	Moody’s: Ba2 S&P: BB Fitch: BB+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of Proceeds:	We intend to use the net proceeds from the Notes for general corporate purposes.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or email dg.prospectus_distribution@bofasecurities.com.